4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO PRESENT AT RODMAN & RENSHAW
GLOBAL HEALTHCARE CONFERENCE

WINNIPEG, Manitoba - (May 2, 2005) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that Dr. Albert D. Friesen, the Company’s President and Chief Executive Officer has been invited to present at Rodman & Renshaw’s 2nd Annual Global Healthcare Conference. The conference will be held at the Intercontinental Hotel in Paris on May 4th & 5th.

The Rodman & Renshaw conference provides a forum for growing biotechnology and life science companies to showcase their technology to interested institutional investors. Dr. Friesen will deliver his presentation at 12:20pm local time (6:20am EST) in the Salon Napoleon. The presentation will be webcast and interested parties can listen to the presentation for up to 90 days at www.wsw.com/webcast/rrshq5/mcu/ or by following the links on Medicure’s webpage at www.medicure.com.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
  Two positive Phase II trials completed
  Unique products addressing major markets not adequately served by existing drugs
  Second combination product, MC-4262 is entering development stage
  Dual action anti-thrombotic, MC-45308, with positive preclinical results

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com